Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND

PREFERRED STOCK DIVIDENDS OF THE COMPANY

	Years Ended December 31,
	2007	2006	2005	2004	2003
Earnings:
Income/(loss) from continuing operations before minority interest and equity in earnings of unconsolidated affiliates	$46,030	$32,080	$20,201	$9,725	$(2,733)

Contractual interest expense	93,992	94,229	98,231	104,768	118,015
Amortization of deferred financing costs	2,415	2,375	3,372	3,698	4,398
Financing obligations interest expense	3,930	4,162	5,032	9,999	17,691
Distributions of earnings from unconsolidated affiliates	4,462	7,748	8,965	6,775	4,558

Total earnings	$150,829	$140,594	$135,801	$134,965	$141,929

Fixed charges and Preferred Stock dividends

Contractual interest expense	$93,992	$94,229	$98,231	$104,768	$118,015
Amortization of deferred financing costs	2,415	2,375	3,372	3,698	4,398
Financing obligations interest expense	3,930	4,162	5,032	9,999	17,691
Capitalized interest	9,743	5,002	2,900	1,058	1,398
Interest component of rental expense	1,448	1,481	1,606	1,789	1,721

Total fixed charges	111,528	107,249	111,141	121,312	143,223
Preferred Stock dividends	13,477	17,063	27,238	30,852	30,852

Total fixed charges and Preferred Stock dividends	$125,005	$124,312	$138,379	$152,164	$174,075

Ratio of earnings to fixed charges	1.35	1.31	1.22	1.11	0.99

Ratio of earnings to combined fixed charges and Preferred Stock dividends	1.21	1.13	0.98	0.89	0.82